28 February 2000

Ref: 16/00

BHP STRATEGIC FRAMEWORK AND PERFORMANCE MESAURES

Broken Hill Proprietary Company Limited (BHP) Chief Executive Officer and Managing Director Paul Anderson today provided an overview of BHP's strategic framework and associated performance measures at the Securities Institute Australia luncheon presentation in Melbourne.

The presentation conveyed that BHP now has greater organisational confidence and capabilities to embark upon a more deliberate value generation phase. This value generation phase will be reflected in the company capturing the significant value potential from restructuring activities and delivering high value growth through brownfields, greenfields and acquisition activities.

BHP's strategic framework has the following main components:

  The implementation of new business models and a major cultural change process.
  The delivery of operational excellence.
  Active portfolio management.
  The delivery of significant value creating growth.
  Financial management.

The transcript of Paul Anderson's speech will be available from 2.00pm Eastern Standard Time at http://www.bhp.com.au.

Accompanying this release is a briefing paper detailing the BHP Strategic Framework and Performance Measures.

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Contact:

MEDIA RELATIONS: Mandy Frostick, Manager Media Relations

Ph: +61 3 9609 4157

Mob: + 61 419 546 245

INVESTOR RELATIONS: Rob Porter, Vice President Investor Relations

Ph: +61 3 9609 3540

Mob: +61 419 587 456

Pierre Hirsch

BHP Investor Relations - San Francisco

Tel: +1 415 774 2030